UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June  2003

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ٱ       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURIZON MINES LTD.

(Registrant)

Signed "Ian S. Walton"

Date  July 3, 2003

By

IAN S. WALTON, Executive Vice-President

and Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

i.

makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

ii.

files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

iii.

distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning; changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of securityholders; transactions with directors, officers or principal securityholders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) An issuer may submit a Form 6-K in paper under:

i.

Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;

ii.

Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer's "home country"), or under the rules of the home country exchange on which the issuer's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer's security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

iii.

a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3) When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

D.

Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:

i.

press releases;

ii.

communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States ("foreign offerings"); and

iii.

documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer's home country or the rules of the issuer's home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer's security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

http://www.sec.gov/divisions/corpfin/forms/6-k.htm
Last update: 11/04/2002

Exhibit Index for June 2003 Form 6-K

1.1

News Release dated  June 19, 2003.

1.2

News Release dated  June 25, 2003.

2.1

Material Change Report filed on June 19, 2003.

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No.  12 - 2003

June 19, 2003
FOR IMMEDIATE RELEASE

AURIZON SHAREHOLDERS APPROVE INCREASE IN AUTHORIZED CAPITAL

At the annual meeting of the shareholders of Aurizon Mines Ltd. held in Vancouver, B.C., on Tuesday, June 17th, 2003, shareholders representing 43.26% of all eligible issued and outstanding shares voted decisively in favour of all resolutions, including approving a special resolution to increase Aurizon's authorized share capital to 600,000,000 shares divided into 500,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value issuable in series.

Shareholders also approved an ordinary resolution for the issuance by way of private placements, during the twelve month period commencing June 17, 2003, of a number of Common Shares that exceeds 25% of the number of issued and outstanding Common Shares as at April 30, 2003.

"Our shareholders have clearly demonstrated their support for the progress that Aurizon has made during the past year and we are very pleased with the endorsement of management's mandate to advance the Casa Berardi project towards a production decision." stated David P. Hall, Aurizon's Chief Executive Officer.  "The approval of these resolutions will provide more flexibility in management's primary objective, which is to maximize shareholder value for all Aurizon shareholders."

Incumbent directors Sargent H. Berner, Richard Faucher, Gerard Gagne, David P. Hall, Frank A. Lang and Robert Normand were re-elected at the meeting, and Peter Ferderber, Brian S. Moorhouse, William E. Vance and Ian S. Walton also remain on the Board.  PricewaterhouseCoopers LLP, Chartered Accountants, were re-appointed as the Company's auditors.

Aurizon is a debt-free, Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Patrick D. Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, progress of exploration programs and future plans and objectives of the Company are forward looking statements that involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Actual results could differ materially from those projected as a result of the following factors, among others:  changes in the world wide price of gold, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No.  12 - 2003

JUNE 25, 2003
FOR IMMEDIATE RELEASE

AURIZON REPORTS NEW RESOURCE ESTIMATE FOR ZONES 118 - 120
AT CASA BERARDI

Aurizon has doubled the resource estimate of the newly discovered Zones 118-120 as a result of its successful 2002/2003 exploration program at Casa Berardi, Quebec.  A new inferred resource estimate of 332,000 ounces of gold using a three-gram cut-off calculated by SRK Consulting, Toronto, Canada only incorporates information obtained from drilling conducted in the newly discovered Zones 118 - 120.

"We are very pleased with our new resource estimate at Casa Berardi", said David P. Hall, Chief Executive Officer.  "The zones are open along strike and open to depth, and we are confident that the 2003 drill campaign will continue to discover additional ounces."

The resource estimate, based on wide-spaced drilling, represents the first phase of the deep exploration diamond drill program initiated in 2002 to expand resources and ultimately increase the reserve to a level sufficient to extend the projected mine life beyond 7.5 years.

Inferred resources for Zones 118-120, using a 3.0 grams per tonne cut-off, are estimated at 1.7 million tonnes at a grade of 6.1 grams per tonne, for 332,000 ounces of gold.  This represents a 98% increase compared to the previous estimate calculated in 1999 for Zone 118.

Aurizon has completed the geological model of the mineralization of Zones 118-120.  Resource estimation has been calculated by SRK in accordance with National Instrument 43-101 standards.

	Inferred resources

	Minimum cut off grade: 0 g/tAu			Minimum cut off grade: 3g/tAu			Minimum cut off grade: 5g/tAu
	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces
117N	778,442	2.61	65,199	267,043	5.30	45,543	114,490	7.28	26,807
118	1,824,605	3.61	211,586	868,668	6.81	190,177	417,515	9.81	131,746
118S	283,156	1.04	9,431	32,087	7.12	7,346	32,087	7.12	7,346
118sk	641,154	0.85	17,590	21,480	3.53	2,435
119D	322,613	1.13	11,758	37,672	4.68	5,665	5,480	5.36	944
119sk	262,301	2.40	20,227	68,931	4.2	9,304	9,661	5.61	1,744
120S	213,985	4.16	28,589	96,026	8.56	26,421	23,888	23.91	18,366
120D	93,625	3.59	10,800	36,489	6.41	7,517	36,489	6.41	7,517
123	110,489	3.67	13,042	106,022	3.82	13,029
Sulphide	1,043,071	1.63	54,536	169,149	4.48	24,354	44,366	6.87	9,799

Total	5,573,441	2.47	442,758	1,703,567	6.06	331,791	683,976	9.29	204,269

Aurizon Mines Ltd.
June 25, 2003
Aurizon Reports New Resource Estimate for Zones 118 - 120 at Casa Berardi

Project description

The Casa Berardi project is situated 95 kilometres north of the town of La Sarre, in the Abitibi region of northwestern Quebec, one of the most prolific gold producing regions in the world.  The property covers an area of 14,000 hectares along a 37 kilometre section of the Casa Berardi fault.  The East and West Mines are approximately 5 kilometres apart in the central part of the Casa Berardi property.

Total production from the East and West Mines from 1988 to 1997 was 3.75 million tonnes at an average grade of 6.7 grams of gold per tonne, or 690,000 recovered ounces. Previously reported mineral reserves in the West Mine total 6.9 million tonnes at an average grade of 6.7 grams of gold per tonne for 1.5 million ounces.

Both mines are accessible by ramp and are connected by an underground track drift.  Existing infrastructure at Casa Berardi includes a 2,200 tonne per day mill with expansion capacity to 2,800 tonnes per day, a tailings pond, and an extensive fleet of mining equipment.  Aurizon holds a 100% interest in the Casa Berardi project.  Mining permits are in place.

In 2000, Aurizon, with the assistance of several independent consultants, completed a technical and economic evaluation of the West Mine resources.  The study included the cost of sinking a 1,031 metre vertical shaft and related infrastructure.  The future West Mine operation would be designed to sustain a daily ore production of 3,920 tonnes, 5 days a week, while the mill would operate at a daily rate of 2,800 tonnes, 345 days per year, resulting in estimated annual gold production of approximately 200,000 ounces per year.

2002-2003 work completed

Aurizon recently completed the first phase of the deep exploration diamond drill program, to expand resources and ultimately increase the reserves.  This program, which started in the second quarter of 2002, consisted of 54 surface drill holes totalling 26,899 metres.  The estimates incorporate results from 2,183 metres drilled in 1999.  The newly discovered Zones 118-120, which cover an area of 500 metres by 500 metres, are located 300 to 700 metres east of the West Mine area along the dip extension of the Principal Zone, 500 to 1,000 metres below surface.

Gold is mainly associated with fine grained pyrite and arsenopyrite in quartz veins and veinlets, quartz carbonate stockworks, and sulphide rich schists with vein stockworks.  Larger veins are developed close to the Casa Berardi fault.  Gold grains are observed locally.

As previously reported, mineralization of Zones 118-120 zones is located in the down dip extension of the Principal Zone.  Sulphide zones are associated with a semi massive sulphide lense.  These zones are all located south of the Casa Berardi fault, except for the 117N, which is located 20 metres north of the fault, 800 to 1,000 metres below surface.

Resource estimation

Estimates are based on a wide-spaced drill pattern from 50 to 100 metres, which is sufficient to build continuity and could be used in a Preliminary Assessment Study of the project.  The geological interpretation and correlation of lenses is done on 1:500 scale vertical sections which are at 25 metres spacing and have been transferred into GEOSTAT and GEMCOM 3D modelling software.

For the tonnage estimation, a minimum horizontal width of 3 metres has been used.  An extrapolation up to 50 metres has been used to define the outer limit of the zones.  An average density of 2.74 and 3.00 tonnes per cubic metre has been used for quartz stockwork zones and sulphide rich zones, respectively.

Aurizon Mines Ltd.
June 25, 2003
Aurizon Reports New Resource Estimate for Zones 118 - 120 at Casa Berardi

For the tonnage and grade estimation, the entire width of the zone has been retained where gold values were  distributed sporadically along the zone.  Elsewhere, where continuity between high grade zones could be defined, a more selective approach has been used.  Estimation has been calculated with minimum cut-off grades of 0.0, 3.0 and 5.0 grams of gold per tonne and without high assay cut-off.

The resource estimations closely follow the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves Definition Guidelines adopted by the CIM Council on August 20, 2000.  Thus, with the current drilling spacing, resources of Zones 118-120 have been categorized as inferred.

Comparison with previous resource estimation

An earlier model, based on only three holes drilled in 1999 estimated inferred resources at 476,509 tonnes at a grade of 10.96 grams of gold per tonne for 167,927 ounces on Zone 118.  The addition of 54 diamond drill holes has increased the confidence level of the estimate.  Thus, compared to the previous estimate for the new inferred resources, tonnage increased by 258%, grade decreased by 45% and ounces increased by 98%.  Discovery cost is comparable with the historic average of US $6.00 per ounce.

Future impact on the project

The results from the first phase of the deep exploration program have extended the inferred resources 700 metres east of the known reserves and suggest a dip extension of the Principal Zone where inferred resources of 1.6 millions tonnes at a grade of 6.6 grams of gold per tonne for 346,000 ounces have been previously reported.

Thus, total inferred resources east of the West Mine area, including the 118-120 and Principal Zones, are estimated at 678,000 ounces.

Aurizon plans to use up to four rigs during the third quarter, to focus on the extensions of these resources up to 1,500 metres east of the proposed shaft.  In addition, a Preliminary Assessment Study will be initiated in order to evaluate the impact of these new resources on the previously completed feasibility study of the West Mine.

In addition to the current surface drilling program, an underground exploration program is underway to access Zone 113 at the 550 level, in order to increase the level of confidence on the grade and continuity of the ore.

Quality Control

Drill core assays are performed on split or saw half core with standard fire assay procedures and gravimetric finition.  Assay checking is performed on the pulp and rejects on any sample yielding greater than 1.0g/tAu. Systematic density measurement has been taken on 26% of the intersected zones. Primary assaying and density testwork is performed by Laboratoire Bourlamaque of Val d'Or, active in the mining industry since 1935. Chemex of Val-d'Or provides external referring assaying on rejects.

Drill hole planning, implementation and the quality control program is supervised by Michel Gilbert eng. M.Sc.A, General Manager , Ghislain Fournier eng., Engineering Manager, Normand Bedard P. Geol., senior mine geologist, and Martin Demers, P. Geol, exploration geologist who are appropriately qualified persons as defined by National Instrument 43-101.

The resource estimate has been independently calculated by Mike Michaud, P. Geol from SRK Consulting in accordance with National Instrument 43-101 regulations.

Aurizon Mines Ltd.
June 25, 2003
Aurizon Reports New Resource Estimate for Zones 118 - 120 at Casa Berardi

Additional Information

A sketch indicating the contour of the resources described herein is attached to this news release.  If you are unable to view this information, please download this news release from Aurizon's website at http:/www.aurizon.com to which it is attached or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Patrick Soares, Manager Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains "forward-looking statements", including, but not limited to, the statements regarding the Company's expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, and with the United States Securities and Exchange Commission (under Form 20-F).

The resources estimates in this news release are calculated in accordance with the Canadian Institute of Mining and Metallurgy Classification system.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and information reported in this news release may not be comparable to similar information reported by United States companies.  The term "Resources" does not equate to "Reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

BC FORM 53-901F
(Previously Form 27)
Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) (Form 53-901F);
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)(Form 27); AND
SECTION 73 OF THE SECURITIES ACT (Quebec)

Item 1.

Reporting Issuer(s):

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street
Vancouver, BC  V6C 3A8

Item 2.

Date of Material Change:

 June 17, 2003

Item 3.

Press Release

News release issued on June 19, 2003 via Canada NewsWire Ltd.
- Canada Wide (copy attached).

Item 4.

Summary of Material Change

At the annual meeting of the shareholders of Aurizon Mines Ltd. held in Vancouver, B.C., on Tuesday, June 17th, 2003, shareholders representing 43.26% of all eligible issued and outstanding shares voted decisively in favour of all resolutions, including approving a special resolution to increase Aurizon's authorized share capital to 600,000,000 shares divided into 500,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value issuable in series.

Item 5.

Full Description of Material Change

At the annual meeting of the shareholders of Aurizon Mines Ltd. held in Vancouver, B.C., on Tuesday, June 17th, 2003, shareholders representing 43.26% of all eligible issued and outstanding shares voted decisively in favour of all resolutions, including approving a special resolution to increase Aurizon's authorized share capital to 600,000,000 shares divided into 500,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value issuable in series.

Shareholders also approved an ordinary resolution for the issuance by way of private placements, during the twelve month period commencing June 17, 2003, of a number of Common Shares that exceeds 25% of the number of issued and outstanding Common Shares as at April 30, 2003.

Incumbent directors Sargent H. Berner, Richard Faucher, Gerard Gagne, David P. Hall, Frank A. Lang and Robert Normand were re-elected at the meeting, and Peter Ferderber, Brian S. Moorhouse, William E. Vance and Ian S. Walton also remain on the Board.  PricewaterhouseCoopers LLP, Chartered Accountants, were re-appointed as the Company's auditors.

Aurizon Mines Ltd.
Material Change Report

Item 6.

Reliance on Section 85 (2) of the B.C. Securities Act and Section 75(3) of the Ontario Securities Act (Re:  Confidentiality):

N/A

Item 7.

      Omitted Information:

                      N/A

Item 8.

      Senior Contact Officers

David P. Hall, President & Chief Executive Officer
Julie A. Stokke Kemp, Corporate Secretary
Telephone:  (604) 687-6600

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this
19th day of June, 2003

"Julie A .Stokke Kemp"

Julie A. Stokke Kemp
Corporate Secretary